UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                    Under the Securities Exchange Act of 1934



-------------------------------------------------------------------------------
                                  GenCorp Inc.
                                (Name of Issuer)
-------------------------------------------------------------------------------


                                  Common Stock
                         (Title of Class of Securities)
                                    368682100
                                 (CUSIP Number)

                         Sandell Asset Management Corp.
                               40 West 57th Street
                                   26th Floor
                               New York, NY 10019
                  Attention : Richard Gashler, General Counsel
                                  212-603-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  July 7, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

                                  SCHEDULE 13D



CUSIP No   84403016



     1        NAME OF REPORTING PERSON
               Castlerigg Master Investments Ltd.


     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) |X|
               (b) |_|


     3        SEC USE ONLY


     4        SOURCE OF FUNDS
               WC


     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|


     6        CITIZENSHIP OR PLACE OF ORGANIZATION
                       British Virgin Islands


 NUMBER OF    7           SOLE VOTING POWER
   SHARES
                                 0


BENEFICIALLY  8           SHARED VOTING POWER
   OWNED
                                 3,683,700


  BY EACH     9           SOLE DISPOSITIVE POWER
 REPORTING
                                 0


   PERSON     10          SHARED DISPOSITIVE POWER
    WITH
                                 3,683,700


     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       3,683,700


     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES   |_|


     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       6.6%


     14       TYPE OF REPORTING PERSON

                       CO

     1        NAME OF REPORTING PERSON
               Sandell Asset Management Corp.


     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) |X|
               (b)  |_|


     3        SEC USE ONLY


     4        SOURCE OF FUNDS
               AF


     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|


     6        CITIZENSHIP OR PLACE OF ORGANIZATION
               Cayman Islands


 NUMBER OF    7           SOLE VOTING POWER
   SHARES
                                 0


BENEFICIALLY  8           SHARED VOTING POWER
   OWNED
                                 3,950,835


  BY EACH     9           SOLE DISPOSITIVE POWER
 REPORTING
                                 0


   PERSON     10          SHARED DISPOSITIVE POWER
    WITH
                                 3,950,835


     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       3,950,835


     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES   |_|


     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       7.1%


     14       TYPE OF REPORTING PERSON
                       CO

     1        NAME OF REPORTING PERSON
               Castlerigg International Limited


     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) |X|
               (b)  |_|


     3        SEC USE ONLY


     4        SOURCE OF FUNDS
               AF


     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|


     6        CITIZENSHIP OR PLACE OF ORGANIZATION
               British Virgin Islands


 NUMBER OF    7           SOLE VOTING POWER
   SHARES
                                 0


BENEFICIALLY  8           SHARED VOTING POWER
   OWNED
                                 3,683,700


  BY EACH     9           SOLE DISPOSITIVE POWER
 REPORTING
                                 0


   PERSON     10          SHARED DISPOSITIVE POWER
    WITH
                                 3,683,700


     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       3,683,700


     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES   |_|


     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       6.6%


     14       TYPE OF REPORTING PERSON
                       CO

     1        NAME OF REPORTING PERSON
               Castlerigg International Holdings Limited


     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) |X|
               (b)  |_|


     3        SEC USE ONLY


     4        SOURCE OF FUNDS
               AF


     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|


     6        CITIZENSHIP OR PLACE OF ORGANIZATION
               British Virgin Islands


 NUMBER OF    7           SOLE VOTING POWER
   SHARES
                                 0


BENEFICIALLY  8           SHARED VOTING POWER
   OWNED
                                 3,683,700


  BY EACH     9           SOLE DISPOSITIVE POWER
 REPORTING
                                 0


   PERSON     10          SHARED DISPOSITIVE POWER
    WITH
                                 3,683,700


     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       3,683,700


     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES  |_|


     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       6.6%


     14       TYPE OF REPORTING PERSON

                       CO

     1        NAME OF REPORTING PERSON
               CGS, Ltd.


     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) |X|
               (b)  |_|


     3        SEC USE ONLY


     4        SOURCE OF FUNDS
              WC


     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|


     6        CITIZENSHIP OR PLACE OF ORGANIZATION
               Cayman Islands


 NUMBER OF    7           SOLE VOTING POWER
   SHARES
                                 0


BENEFICIALLY  8           SHARED VOTING POWER
   OWNED
                                 251,556


  BY EACH     9           SOLE DISPOSITIVE POWER
 REPORTING
                                 0


   PERSON     10          SHARED DISPOSITIVE POWER
    WITH
                                 251,556


     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       251,556



     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES   |_|


     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.5%


     14       TYPE OF REPORTING PERSON

                       CO

     1        NAME OF REPORTING PERSON
               Castlerigg Global Select Fund Limited


     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) |X|
               (b)  |_|


     3        SEC USE ONLY


     4        SOURCE OF FUNDS
               AF


     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|


     6        CITIZENSHIP OR PLACE OF ORGANIZATION
               Cayman Islands


 NUMBER OF    7           SOLE VOTING POWER
   SHARES
                                 0


BENEFICIALLY  8           SHARED VOTING POWER
   OWNED
                                 251,556


  BY EACH     9           SOLE DISPOSITIVE POWER
 REPORTING
                                 0


   PERSON     10          SHARED DISPOSITIVE POWER
    WITH
                                 251,556


     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       251,556



     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES   |_|


     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.5%


     14       TYPE OF REPORTING PERSON

                       CO

     1        NAME OF REPORTING PERSON
               CGO, Ltd.


     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |X|
              (b)  |_|


     3        SEC USE ONLY


     4        SOURCE OF FUNDS
               WC


     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|


     6        CITIZENSHIP OR PLACE OF ORGANIZATION
               Cayman Islands


 NUMBER OF    7           SOLE VOTING POWER
   SHARES
                                 0


BENEFICIALLY  8           SHARED VOTING POWER
   OWNED
                                 15,579


  BY EACH     9           SOLE DISPOSITIVE POWER
 REPORTING
                                 0


   PERSON     10          SHARED DISPOSITIVE POWER
    WITH
                                 15,579


     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       15,579


     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES   |_|


     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       Less than 0.1%


     14       TYPE OF REPORTING PERSON

                       CO

     1        NAME OF REPORTING PERSON
               Castlerigg Global Opportunity Fund Limited


     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) |X|
               (b)  |_|


     3        SEC USE ONLY


     4        SOURCE OF FUNDS
               AF


     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|


     6        CITIZENSHIP OR PLACE OF ORGANIZATION
               Cayman Islands


 NUMBER OF    7           SOLE VOTING POWER
   SHARES
                                 0


BENEFICIALLY  8           SHARED VOTING POWER
   OWNED
                                 15,579


  BY EACH     9           SOLE DISPOSITIVE POWER
 REPORTING
                                 0


   PERSON     10          SHARED DISPOSITIVE POWER
    WITH
                                 15,579


     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       15,579


     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES   |_|


     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       Less than 0.1%


     14       TYPE OF REPORTING PERSON

                       CO

     1        NAME OF REPORTING PERSON
               Thomas E. Sandell


     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) |X|
               (b)  |_|


     3        SEC USE ONLY


     4        SOURCE OF FUNDS
               AF


     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|


     6        CITIZENSHIP OR PLACE OF ORGANIZATION
               Sweden


 NUMBER OF    7           SOLE VOTING POWER
   SHARES
                                 0


BENEFICIALLY  8           SHARED VOTING POWER
   OWNED
                                 3,950,835


  BY EACH     9           SOLE DISPOSITIVE POWER
 REPORTING
                                 0


   PERSON     10          SHARED DISPOSITIVE POWER
    WITH
                                 3,950,835


     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       3,950,835


     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES   |_|


     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       7.1%


     14       TYPE OF REPORTING PERSON

                       IN

     This Amendment No.2 is filed with respect to the shares of the common stock, $0.10 par value (the "Common Stock"), of GenCorp. Inc., an Ohio corporation ("Issuer"), beneficially owned by the Reporting Persons (as defined below) as of July 11, 2006 and amends and supplements the Schedule 13D filed on March 16, 2005, as amended (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

Item 2.  Identity and Background

     (a). NAME

     The names of the persons filing this statement on Schedule 13D are: (i) Castlerigg Master Investments Ltd., a British Virgin Islands company ("Castlerigg Master Investments"), (ii) Sandell Asset Management Corp., a Cayman Islands company ("SAMC"), (iii) Castlerigg International Limited, a British Virgin Islands company ("Castlerigg International"), (iv) Castlerigg International Holdings Limited, a British Virgin Islands company ("Castlerigg Holdings" and, collectively with Castlerigg Master Investments and Castlerigg International, the "Castlerigg Fund"), (v) CGS, Ltd., a Cayman Islands exempted company ("CGS"), (vi) Castlerigg Global Select Fund Limited, a Cayman Islands exempted company ("Global Select" and collectively with CGS, the "Global Select Fund"), (vii) CGO, Ltd., a Cayman Islands exempted company ("CGO"), (viii) Castlerigg Global Opportunities Fund Limited, a Cayman Islands exempted company ("Global Opportunities" and collectively with CGO, the "Global Opportunities Fund"), and (ix) Thomas E. Sandell, a citizen of Sweden ("Sandell") (together, the "Reporting Persons").

     The shares of common stock beneficially owned by the Castlerigg Fund are owned directly by Castlerigg Master Investments. Castlerigg Holdings is the
controlling shareholder of Castlerigg Master Investments and Castlerigg International is the controlling shareholder of Castlerigg Holdings.

     The shares of common stock beneficially owned by the Global Select Fund are owned directly by CGS. Global Select is indirectly the controlling shareholder of CGS.

     The shares of common stock beneficially owned by the Global Opportunities Fund are owned directly by CGO. Global Opportunities is indirectly the controlling shareholder of CGO.

     SAMC is the investment manager of the Castlerigg Fund, the Global Select Fund and the Global Opportunities Fund. The controlling shareholder of SAMC is Sandell.

         (b).   RESIDENCE OR BUSINESS ADDRESS

     The principal business address for each of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings is c/o Citco Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands, Antilles.

     The principal business address for each of CGS, Global Select, CGO and Global Opportunities is c/o Walkers SPV Limited, P.O. Box 908 GT, Walker House, Mary Street, Grand Cayman, Cayman Islands.

     The principal business address for each of SAMC and Sandell is 40 West 57th Street, 26th Floor, New York, New York, 10019.

     (c). PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

     The Castlerigg Fund is a private investment fund whose investment objective is to achieve superior investment returns, focusing primarily on a global, event-driven investment strategy, including global, event-driven risk arbitrage, reorganizations, mergers, spin-offs, liquidations and distressed securities and other situations.

     The Global Select Fund and Global Opportunities Fund are each a private investment fund whose investment objective is to achieve superior returns, focusing primarily on a global event-driven trading strategy, including various arbitrage opportunities and other special situations.

     The principal business of SAMC is providing investment management services.

     Information regarding the directors, executive officers and/or control persons of the Reporting Persons (collectively, the "Instruction C Persons") is set forth in Appendix III attached hereto.

     (d), (e). CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

     During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

     (f). CITIZENSHIP

     Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings are British Virgin Islands companies.

     SAMC, CGS, Global Select, CGO and Global Opportunities are Cayman Islands companies.

     Sandell is a citizen of Sweden.

Item 3.  Source and Amount of Funds or Other Consideration

     Castlerigg Master Investments acquired 3,583,700 shares of the Common Stock and $2,000,000 of the Issuer's 2 1/4% Convertible Subordinated Notes due 2024 convertible into an additional 100,000 shares of the Common Stock at an aggregate cost of $68,217,952. The funds used to purchase these securities were obtained from a combination of the general working capital of the Castlerigg Fund and margin account borrowings made in the ordinary course of business.

     CGS acquired 251,556 shares of the Common Stock at an aggregate cost of $4,014,952. The funds used to purchase the shares of Common Stock were obtained from a combination of the general working capital of the Global Select Fund and margin account borrowings made in the ordinary course of business.

     CGO acquired 15,579 shares of the Common Stock at an aggregate cost of $244,223. The funds used to purchase the shares of Common Stock were obtained from a combination of the general working capital of the Global Opportunities Fund and margin account borrowings made in the ordinary course of business.

     Item 5. Interest in Securities of the Issuer

     (a). (i) Castlerigg Master Investments owns 3,683,700 shares of Common Stock, representing 6.6% of the outstanding shares of Common Stock.

     Castlerigg   International  and  Castlerigg   Holdings  may  be  deemed  to
beneficially own the shares of Common Stock owned by Castlerigg Master Investments.

          (ii) CGS owns 251,556 shares of Common Stock, representing 0.5% of the outstanding shares of Common Stock.

          Global Select may be deemed to beneficially own the shares of Common Stock owned by CGS.

          (iii) CGO owns 15,579 shares of Common Stock, representing less than 0.1% of the outstanding shares of Common Stock.

          Global Opportunities may be deemed to beneficially own the shares of Common Stock owned by CGO.

          (iv) SAMC and Sandell may each be deemed to beneficially own the shares of Common Stock beneficially owned by the Castlerigg Fund, the Global Select Fund and the Global Opportunities Fund.

          (v) The Reporting Persons as a group beneficially own 3,950,835 shares of Common Stock, representing 7.1% of the outstanding shares of Common Stock.

     (b). None of the Reporting Persons has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of the Shares.

          (i) Each of Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, SAMC and Sandell has shared power to vote and to direct the vote and shared power to dispose and to direct the disposition of the 3,683,700 shares of Common Stock held by Castlerigg Master Investments.

          (ii) Each of CGS, Global Select, SAMC and Sandell has shared power to vote and to direct the vote and shared power to dispose and to direct the disposition of the 251,556 shares of Common Stock held by CGS.

          (iii) Each of CGO, Global Opportunities, SAMC and Sandell has shared power to vote and to direct the vote and shared power to dispose and to direct the disposition of the 15,579 shares of Common Stock held by CGO.

     (c). A list of the transactions in Issuer common stock that were effected by the Reporting Persons during the past sixty days is attached as Appendix I.

     (d). N/A

     (e). N/A

Item 7.  Material to Be Filed as Exhibits

     The following documents are filed as exhibits:

Appendix I: List of the transactions in Issuer Common Stock that were effected by the Reporting Persons during the past sixty days.

Appendix II: Joint Filing Agreement dated March 16, 2005 (previously filed).

Appendix III: Powers of Attorney (previously filed).

Appendix IV: Instruction C Person Information.

Appendix V: Joint Filing Agreement dated July 11, 2006

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  July 11, 2006     CASTLERIGG MASTER INVESTMENTS LTD.


                                 By: /s/ Thomas E. Sandell
                                     -------------------------------
                                         Thomas E. Sandell, Director



                               SANDELL ASSET MANAGEMENT CORP.


                                 By: /s/ Thomas E. Sandell
                                     -------------------------------
                                         Thomas E. Sandell, Director


                               CASTLERIGG INTERNATIONAL LIMITED


                                  By: /s/ Thomas E. Sandell
                                     -------------------------------
                                         Thomas E. Sandell, Director



                               CASTLERIGG INTERNATIONAL HOLDINGS LIMITED


                                 By: /s/ Thomas E. Sandell
                                     -------------------------------
                                         Thomas E. Sandell, Director


                               CGS, LTD.


                                 By: /s/ Thomas E. Sandell
                                     -------------------------------
                                         Thomas E. Sandell, Director


                               CASTLERIGG GLOBAL SELECT FUND LIMITED


                                 By: /s/ Thomas E. Sandell
                                     -------------------------------
                                         Thomas E. Sandell, Director


                               CGO, LTD.


                                 By: /s/ Thomas E. Sandell
                                     -------------------------------
                                        Thomas E. Sandell, Director


                               CASTLERIGG GLOBAL OPPORTUNITIES FUND LIMITED


                                 By: /s/ Thomas E. Sandell
                                     -------------------------------
                                         Thomas E. Sandell, Director



                                /s/ Thomas E. Sandell
                                ---------------------
                                    Thomas E. Sandell

                                   APPENDIX I
                TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

(All regular market transactions were effected on the New York Stock Exchange.)


--------------------- ------------------ ------------------- ------------------ -------------------
Date of transaction   Person effecting   Amount of           Price per share    Where and how the
                      transaction        securities          or unit            transaction was
                                         Bought/                                effected
                                         (Sold)
--------------------- ------------------ ------------------- ------------------ -------------------
--------------------- ------------------ ------------------- ------------------ -------------------
                                                                      $15.9964  Regular market
7/5/2006                     CGS                     75,000                     transaction
--------------------- ------------------ ------------------- ------------------ -------------------
--------------------- ------------------ ------------------- ------------------ -------------------
                                                                                Regular market
7/5/2006                     CGS                     50,000            16.0000  transaction
--------------------- ------------------ ------------------- ------------------ -------------------
--------------------- ------------------ ------------------- ------------------ -------------------
                                                                                Regular market
7/7/2006                     CGS                     50,000            15.9708  transaction
--------------------- ------------------ ------------------- ------------------ -------------------
--------------------- ------------------ ------------------- ------------------ -------------------
                                                                                Regular market
7/10/2006                    CGS                     50,000            15.7972  transaction
--------------------- ------------------ ------------------- ------------------ -------------------
--------------------- ------------------ ------------------- ------------------ -------------------
                                                                                Regular market
7/11/2006                    CGO                     13,935            15.6297  transaction
--------------------- ------------------ ------------------- ------------------ -------------------
--------------------- ------------------ ------------------- ------------------ -------------------
                                                                                Regular market
7/11/2006                    CGS                     26,556            15.5989  transaction
--------------------- ------------------ ------------------- ------------------ -------------------
--------------------- ------------------ ------------------- ------------------ -------------------
                                                                                Regular market
7/11/2006                    CGO                      1,644            15.5989  transaction
--------------------- ------------------ ------------------- ------------------ -------------------


                                   APPENDIX II
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of GenCorp Inc. dated as of July 11, 2006 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.


     Dated:  July 11, 2006     CASTLERIGG MASTER INVESTMENTS LTD.


                                 By: /s/ Thomas E. Sandell
                                     -------------------------------
                                         Thomas E. Sandell, Director



                               SANDELL ASSET MANAGEMENT CORP.


                                 By: /s/ Thomas E. Sandell
                                     -------------------------------
                                         Thomas E. Sandell, Director


                               CASTLERIGG INTERNATIONAL LIMITED


                                  By: /s/ Thomas E. Sandell
                                     -------------------------------
                                         Thomas E. Sandell, Director



                               CASTLERIGG INTERNATIONAL HOLDINGS LIMITED


                                 By: /s/ Thomas E. Sandell
                                     -------------------------------
                                         Thomas E. Sandell, Director


                               CGS, LTD.


                                 By: /s/ Thomas E. Sandell
                                     -------------------------------
                                         Thomas E. Sandell, Director


                               CASTLERIGG GLOBAL SELECT FUND LIMITED


                                 By: /s/ Thomas E. Sandell
                                     -------------------------------
                                         Thomas E. Sandell, Director


                               CGO, LTD.


                                 By: /s/ Thomas E. Sandell
                                     -------------------------------
                                        Thomas E. Sandell, Director


                               CASTLERIGG GLOBAL OPPORTUNITIES FUND LIMITED


                                 By: /s/ Thomas E. Sandell
                                     -------------------------------
                                         Thomas E. Sandell, Director



                                /s/ Thomas E. Sandell
                                -------------------------------
                                    Thomas E. Sandell, Director

                                  Appendix III

                 Information Regarding The Instruction C Persons

              Castlerigg Master Investments Ltd. Executive Officers



              ---------------------------------- ------------------------------

                            Name                              Title
              ---------------------------------- ------------------------------
              ---------------------------------- ------------------------------

               NONE
              ---------------------------------- ------------------------------

                  Castlerigg Master Investments Ltd. Directors

     The following table sets forth the name and mailing address (business or residence) of each of the directors of Castlerigg Master Investments Ltd., and the principal occupation and citizenship of each of those directors who are natural persons.


---------------------------- ----------------------- -------------------------------- --------------------------------
                                                                                                Citizenship
      Name and Title          Principal Occupation               Address

---------------------------- ----------------------- -------------------------------- --------------------------------
---------------------------- ----------------------- -------------------------------- --------------------------------
Thomas E. Sandell            Portfolio Manager       40 West 57th Street,             Sweden
                                                     26th Floor
                                                     New York, NY  10019
---------------------------- ----------------------- -------------------------------- --------------------------------
---------------------------- ----------------------- -------------------------------- --------------------------------
Daniel Mignon                Executive of an         Le Prince de Galles              Belgium
                             investment manager      10 Avenue de Grande-Bretagne
                                                     MC-98000 Monte-Carlo
                                                     MONACO
---------------------------- ----------------------- -------------------------------- --------------------------------
---------------------------- ----------------------- -------------------------------- --------------------------------
InterCaribbean Services      N/A                     c/o Citco BVI Limited            N/A
Ltd.                                                 Citco Building
                                                     Wickhams Cay
                                                     PO Box 662
                                                     Road Town, Tortola
                                                     British Virgin Islands
---------------------------- ----------------------- -------------------------------- --------------------------------

               Castlerigg International Limited Executive Officers




              ---------------------------------- ------------------------------

                            Name                            Title
              ---------------------------------- ------------------------------
              ---------------------------------- ------------------------------

               Thomas E. Sandell                 President
              ---------------------------------- ------------------------------

                   Castlerigg International Limited Directors

     The following table sets forth the name and mailing address (business or residence) of each of the directors of Castlerigg International Limited, and the principal occupation and citizenship of each of those directors who are natural persons.

---------------------------- ----------------------- -------------------------------- --------------------------------
                                                                                                Citizenship
           Name               Principal Occupation               Address




---------------------------- ----------------------- -------------------------------- --------------------------------
---------------------------- ----------------------- -------------------------------- --------------------------------
Thomas E. Sandell            Portfolio Manager       40 West 57th Street,             Sweden
                                                     26th Floor
                                                     New York, NY  10019
---------------------------- ----------------------- -------------------------------- --------------------------------
---------------------------- ----------------------- -------------------------------- --------------------------------
Daniel Mignon                Executive of an         Le Prince de Galles              Belgium
                             investment manager      10 Avenue de Grande-Bretagne
                                                     MC-98000 Monte-Carlo
                                                     MONACO
---------------------------- ----------------------- -------------------------------- --------------------------------
---------------------------- ----------------------- -------------------------------- --------------------------------
InterCaribbean Services      N/A                     c/o Citco BVI Limited            N/A
Ltd.                                                 Citco Building
                                                     Wickhams Cay
                                                     PO Box 662
                                                     Road Town, Tortola
                                                     British Virgin Islands
---------------------------- ----------------------- -------------------------------- --------------------------------

          Castlerigg International Holdings Limited Executive Officers


              ---------------------------------- -----------------------------

                            Name                            Title
              ---------------------------------- -----------------------------
              ---------------------------------- -----------------------------

              NONE
              ---------------------------------- -----------------------------

               Castlerigg International Holdings Limited Directors

     The following table sets forth the name and mailing address (business or residence) of each of the directors of Castlerigg International Holdings Limited, and the principal occupation and citizenship of each of those directors who are natural persons.

---------------------------- ----------------------- -------------------------------- --------------------------------
                                                                                                Citizenship
           Name               Principal Occupation               Address

---------------------------- ----------------------- -------------------------------- --------------------------------
---------------------------- ----------------------- -------------------------------- --------------------------------
Thomas E. Sandell            Portfolio Manager       40 West 57th Street,             Sweden
                                                     26th Floor
                                                     New York, NY  10019
---------------------------- ----------------------- -------------------------------- --------------------------------
---------------------------- ----------------------- -------------------------------- --------------------------------
Daniel Mignon                Executive of an         Le Prince de Galles              Belgium
                             investment manager      10 Avenue de Grande-Bretagne
                                                     MC-98000 Monte-Carlo
                                                     MONACO
---------------------------- ----------------------- -------------------------------- --------------------------------
---------------------------- ----------------------- -------------------------------- --------------------------------
InterCaribbean Services      N/A                     c/o Citco BVI Limited            N/A
Ltd.                                                 Citco Building
                                                     Wickhams Cay
                                                     PO Box 662
                                                     Road Town, Tortola
                                                     British Virgin Islands
---------------------------- ----------------------- -------------------------------- --------------------------------

                Sandell Asset Management Corp. Executive Officers

     The following table sets forth the name, title, principal occupation and citizenship of each of the executive officers of Sandell Asset Management Corp.. The business address of each person named below is 40 West 57th Street, 26th Floor, New York, N.Y. 10019. In each case, the principal occupation is represented by the person's title.

-------------------------- ------------------------------------------ -----------------------------------------

          Name                               Title                                  Citizenship
-------------------------- ------------------------------------------ -----------------------------------------
-------------------------- ------------------------------------------ -----------------------------------------

Thomas E. Sandell          Chairman of the Board of Directors         Sweden
                           Chief Executive Officer and
                           Portfolio Manager
-------------------------- ------------------------------------------ -----------------------------------------
-------------------------- ------------------------------------------ -----------------------------------------

Timothy O'Brien            Chief Financial Officer                    United States of America
-------------------------- ------------------------------------------ -----------------------------------------
-------------------------- ------------------------------------------ -----------------------------------------

Richard Gashler            General Counsel                            United States of America
-------------------------- ------------------------------------------ -----------------------------------------

                    Sandell Asset Management Corp. Directors

     The following table sets forth the name, mailing address (business or residence), present principal occupation or employment and citizenship of each of the directors of Sandell Asset Management Corp.

---------------------------- ----------------------- -------------------------------- --------------------------------
                                                                                                Citizenship
           Name               Principal Occupation               Address

---------------------------- ----------------------- -------------------------------- --------------------------------
---------------------------- ----------------------- -------------------------------- --------------------------------
Thomas E. Sandell            Portfolio Manager       40 West 57th Street,             Sweden
                                                     26th Floor
                                                     New York, NY  10019
---------------------------- ----------------------- -------------------------------- --------------------------------
---------------------------- ----------------------- -------------------------------- --------------------------------
Daniel Mignon                Executive of an         Le Prince de Galles              Belgium
                             investment manager      10 Avenue de Grande-Bretagne
                                                     MC-98000 Monte-Carlo
                                                     MONACO
---------------------------- ----------------------- -------------------------------- --------------------------------

                          CGS, Ltd. Executive Officers


              ---------------------------------- ------------------------------

                            Name                               Title
              ---------------------------------- ------------------------------
              ---------------------------------- ------------------------------

              NONE
              ---------------------------------- ------------------------------

                               CGS, Ltd. Directors

     The following table sets forth the name, mailing address (business or residence), present principal occupation or employment and citizenship of each of the directors of CGS, Ltd.

---------------------------- ----------------------- -------------------------------- --------------------------------
                                                                                                Citizenship
           Name               Principal Occupation               Address

---------------------------- ----------------------- -------------------------------- --------------------------------
---------------------------- ----------------------- -------------------------------- --------------------------------
Thomas E. Sandell            Portfolio Manager       40 West 57th Street,             Sweden
                                                     26th Floor
                                                     New York, NY  10019
---------------------------- ----------------------- -------------------------------- --------------------------------
---------------------------- ----------------------- -------------------------------- --------------------------------
Daniel Mignon                Executive of an         Le Prince de Galles              Belgium
                             investment manager      10 Avenue de Grande-Bretagne
                                                     MC-98000 Monte-Carlo
                                                     MONACO
---------------------------- ----------------------- -------------------------------- --------------------------------

            Castlerigg Global Select Fund Limited Executive Officers


              ---------------------------------- ------------------------------

                            Name                            Title
              ---------------------------------- ------------------------------
              ---------------------------------- ------------------------------

              NONE
              ---------------------------------- ------------------------------

                 Castlerigg Global Select Fund Limited Directors

     The following table sets forth the name, mailing address (business or residence), present principal occupation or employment and citizenship of each of the directors of Castlerigg Global Select Fund Limited.

---------------------------- ----------------------- -------------------------------- --------------------------------
                                                                                                Citizenship
           Name               Principal Occupation               Address

---------------------------- ----------------------- -------------------------------- --------------------------------
---------------------------- ----------------------- -------------------------------- --------------------------------
Thomas E. Sandell            Portfolio Manager       40 West 57th Street,             Sweden
                                                     26th Floor
                                                     New York, NY  10019
---------------------------- ----------------------- -------------------------------- --------------------------------
---------------------------- ----------------------- -------------------------------- --------------------------------
Daniel Mignon                Executive of an         Le Prince de Galles              Belgium
                             investment manager      10 Avenue de Grande-Bretagne
                                                     MC-98000 Monte-Carlo
                                                     MONACO
---------------------------- ----------------------- -------------------------------- --------------------------------

                          CGO, Ltd. Executive Officers


              ---------------------------------- ------------------------------

                            Name                              Title
              ---------------------------------- ------------------------------
              ---------------------------------- ------------------------------

              NONE
              ---------------------------------- ------------------------------

                               CGO, Ltd. Directors

     The following table sets forth the name, mailing address (business or residence), present principal occupation or employment and citizenship of each of the directors of CGO, Ltd.

---------------------------- ----------------------- -------------------------------- --------------------------------
                                                                                                Citizenship
           Name               Principal Occupation               Address

---------------------------- ----------------------- -------------------------------- --------------------------------
---------------------------- ----------------------- -------------------------------- --------------------------------
Thomas E. Sandell            Portfolio Manager       40 West 57th Street,             Sweden
                                                     26th Floor
                                                     New York, NY  10019
---------------------------- ----------------------- -------------------------------- --------------------------------
---------------------------- ----------------------- -------------------------------- --------------------------------
Daniel Mignon                Executive of an         Le Prince de Galles              Belgium
                             investment manager      10 Avenue de Grande-Bretagne
                                                     MC-98000 Monte-Carlo
                                                     MONACO
---------------------------- ----------------------- -------------------------------- --------------------------------

          Castlerigg Global Opportunity Fund Limited Executive Officers


              ---------------------------------- ------------------------------

                            Name                            Title
              ---------------------------------- ------------------------------
              ---------------------------------- ------------------------------

              NONE
              ---------------------------------- ------------------------------

              Castlerigg Global Opportunity Fund Limited Directors

     The following table sets forth the name, mailing address (business or residence), present principal occupation or employment and citizenship of each of the directors of Castlerigg Global Opportunity Fund Limited.

---------------------------- ----------------------- -------------------------------- --------------------------------
                                                                                                Citizenship
           Name               Principal Occupation               Address

---------------------------- ----------------------- -------------------------------- --------------------------------
---------------------------- ----------------------- -------------------------------- --------------------------------
Thomas E. Sandell            Portfolio Manager       40 West 57th Street,             Sweden
                                                     26th Floor
                                                     New York, NY  10019
---------------------------- ----------------------- -------------------------------- --------------------------------
---------------------------- ----------------------- -------------------------------- --------------------------------
Daniel Mignon                Executive of an         Le Prince de Galles              Belgium
                             investment manager      10 Avenue de Grande-Bretagne
                                                     MC-98000 Monte-Carlo
                                                     MONACO
---------------------------- ----------------------- -------------------------------- --------------------------------